EXHIBIT 99.2

For Immediate Release 20-8-TR	Date:	February 3, 2020

Teck Announces Goal of Carbon Neutrality by 2050

Vancouver, B.C. – As part of our commitment to climate action and responsible resource development, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an objective to be carbon neutral across all operations and activities by 2050.

This objective demonstrates Teck’s support of the transition to a low-carbon economy and worldwide efforts to meet the goal of the Paris Agreement to limit global temperature increase. It also aligns with commitments by Canada and Chile – which are home to the majority of Teck’s operations – to be carbon neutral by 2050.

“Setting the objective to be carbon neutral by 2050 is an important step forward in our commitment to reducing emissions and taking action on climate change,” said Don Lindsay, President and CEO. “Climate change is a global challenge that our company and our industry need to contribute to solving. We will pursue the technologies and measures necessary to reduce carbon emissions across our business, while continuing to responsibly provide the metals and minerals necessary for the world’s transition to a low-carbon economy.”

Teck has set out an initial roadmap to achieve carbon neutrality by first avoiding emissions and then eliminating or minimizing emissions. This will include looking at alternative ways of moving materials at our mines, using cleaner power sources, and implementing efficiency improvements, among other measures. See the Backgrounder below for more detail.

Teck is also investing in the metals needed for the transition to a low-carbon economy by significantly increasing copper production through the construction of our Quebrada Blanca Phase 2 Project in Chile. Copper is an essential material for low-carbon technology, including electric vehicles and renewable power generation.

Becoming carbon neutral by 2050 builds on our work to date in reducing emissions and advocating for climate policies. Since 2011, Teck has implemented projects and initiatives to reduce greenhouse gas (GHG) emissions at our operations by 289,000 tonnes, which is the equivalent to taking over 88,000 combustion engine cars off the road.

For more information on our approach to climate action, visit our Taking Action on Climate Change page.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in

Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com
Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

BACKGROUNDER

Teck has set an ambitious objective of achieving carbon neutrality across all its operations and activities by 2050. Teck starts from a strong position to work towards carbon neutrality, building on our track record of taking action to reduce our carbon footprint and improve energy use at our operations.

Teck’s progress on reducing carbon emissions and supporting climate action to date include:

•	81% of all electricity use sourced from renewable, zero-carbon power sources
•	289,000 tonne reduction in greenhouse gas (GHG) emissions at our operations since 2011, which is the equivalent to taking over 88,000 combustion engine cars off the road
•	Among the world’s lowest carbon intensities for our steelmaking coal, copper, and refined zinc and lead production
•	Signatory to the Paris Pledge for Action and member of the Carbon Pricing Leadership Coalition
•	Released the 2019 Portfolio Resilience in the Face of Climate Change report, aligned with the Task Force on Climate-related Financial Disclosures (TCFD), outlining our approach to scenario planning
•	Founding member of Canada’s Oil Sands Innovation Alliance (COSIA). To date, COSIA members have spent over $200 million to evaluate and develop GHG reduction technologies
•	Collaborating with the International Council of Mining and Metals (ICMM) to reduce GHG emissions from large mobile mining equipment
•	Carbon price costed into majority of business – paid over $500 million CDN in carbon taxes in Canada since 2008

Initial Roadmap to Carbon Neutrality

Teck will deploy a range of measures, technologies and approaches to achieve our goal of being carbon neutral by 2050. At a high level, this will include looking at alternative ways of moving materials at our mines, using cleaner power sources, and implementing efficiency improvements.

We have set out an initial roadmap to achieve carbon neutrality by first avoiding emissions and then eliminating or minimizing emissions. Based on this approach, we have prioritized our most significant emissions sources and most mature technologies, among other factors.

The most significant sources of emissions across our business today and in the future are from power supply and mobile equipment, such as haul trucks. To decarbonize these emission sources and ultimately achieve our goal of carbon neutrality, we will advance the following options:

•	Increase procurement of electricity for operations from clean energy sources such as solar
•	Replace internal combustion engine vehicles through the adoption of zero-emissions alternatives
•	Use low-carbon alternatives for moving material at sites, such as replacing diesel haul trucks with electric or low-carbon trucks, or using electricity-powered conveyors
•	Use lower emission alternatives for stationary combustion processes (eg: steelmaking coal dryers)
•	Assess the potential for using emerging technologies such as carbon capture and storage
•	Work with industry partners (ICMM, COSIA, etc.) to advance carbon reduction technologies for mining
•	Set interim milestone goals to 2025 and 2030 to track our progress towards achieving carbon neutrality by 2050

We are actively evaluating solutions that are commercially competitive today and monitoring earlier stage technologies as they mature towards commercial viability.